Exhibit 99.01

To:	BOX SHIPS INC.
Trust Company Complex, Ajeltake Road, Ajeltake Island Majuro, Marshall Islands MH96960

ATTN:the Corporate Secretary

Date: February 13, 2017

RE: LETTER OF RESIGNATION

I, A. Joel Walton, hereby resign as of the date hereof from the position of:

a)	Class A Director of Box Ships Inc. (the “Company”),
b)	Member of the Company’s Compensation Committee,
c)	Member of the Company’s Audit Committee,
d)	Chairman of the Company’s Nominating and Corporate Governance Committee, and
e)	Member of the Company’s Conflicts Committee;

I wish to thank the Company for giving me the opportunity to serve on the Board and confirm that I do not maintain any claims against the Company, its officers, agents, attorneys, representatives, managers and/or affiliates for loss of office, arrears of pay, fees, compensation or for any other cause or reason whatsoever.

Yours truly,

/s/ A. Joel Walton
A. Joel Walton